UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cogent Communications Group, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

19239V104

(CUSIP Number)

David J. Kapnick
Broadview Capital Partners L.P.
950 Tower Lane, 18th Floor
Foster City, CA  94404-2130
(650) 356-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:
Anthony J. Richmond, Esq.
Latham & Watkins LLP
135 Commonwealth Drive
Menlo Park, CA  94025
(650) 328-4600

March 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19239V104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Broadview Capital Partners L.P. 94-3324390

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,808,825

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 4,808,825

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,808,825

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.933%*

14.	Type of Reporting Person (See Instructions) PN

* please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Broadview Capital Partners Qualified Purchaser Fund L.P. 94-3324391

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 34,860,736

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 34,860,736

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,860,736

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 6.767%*

14.	Type of Reporting Person (See Instructions) PN

* please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Broadview Capital Partners Affiliates Fund LLC 94-3346440

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 560,095

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 560,095

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 560,095

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.109%*

14.	Type of Reporting Person (See Instructions) OO-LLC

* please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Broadview BCPSBS Fund L.P. 22-3798514

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,184

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 1,184

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,184

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.000%*

14.	Type of Reporting Person (See Instructions) PN

* please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Broadview Capital Partners Management LLC 94-3324392

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 39,669,560

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 39,669,560

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,669,560

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 7.700%*

14.	Type of Reporting Person (See Instructions) OO-LLC

* please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BCI Holdings LP 22-3723664

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 39,669,560

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 39,669,560

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,669,560

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 7.700%*

14.	Type of Reporting Person (See Instructions) PN

* please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Broadview Holdings LLP 22-274779

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Virginia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 39,669,560

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 39,669,560

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,669,560

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 7.700%*

14.	Type of Reporting Person (See Instructions) PN

* please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven D. Brooks

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 40,230,839

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 40,230,839

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,230,839

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 7.809%*

14.	Type of Reporting Person (See Instructions) IN

* please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stephen J. Bachmann

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 40,230,839

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 40,230,839

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,230,839

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 7.809%*

14.	Type of Reporting Person (See Instructions) IN

* please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Paul F. Deninger

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 40,230,839

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 40,230,839

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,230,839

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 7.809%*

14.	Type of Reporting Person (See Instructions) IN

* please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

Statement on Schedule 13D

This Amendment No. 1 to Schedule 13D is being filed to report the acquisition of 200 shares of Series J Preferred Stock, which is convertible into common stock, par value $0.001 per share (the “Common Stock”) of Cogent Communications Group, Inc., a Delaware corporation (the “Company”). This Amendment No. 1 supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission on August 11, 2003 (the “Original Filing”). Only those items that are hereby reported are amended; all other items remain unchanged. All capitalized terms shall have the meanings assigned to them in the Original Filing, unless otherwise indicated herein.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended and supplemented by the addition of the following paragraphs:

Pursuant to an Agreement and Plan of Merger, dated January 2, 2004 (the “Symposium Gamma Agreement”), among the Company, Lux Merger Sub, Inc. (“Lux”) and Symposium Gamma, Inc. (“Symposium Gamma”), Lux was merged with and into Symposium Gamma with Symposium Gamma surviving as the wholly-owned subsidiary of the Company. BCP and BCPQPF held Symposium Gamma common stock prior to the completion of the merger. Under the terms of the Symposium Gamma Agreement, on January 5, 2004, (i) the 8.12 shares of Symposium Gamma common stock then held by BCP were converted into 19 shares of Series I Participating Convertible Preferred Stock, par value $0.001, of the Company (“Series I Preferred Stock”) and (ii) the 59.40 shares of Symposium Gamma Common Stock then held by BCPQPF were converted into 139 shares of Series I Preferred Stock.

Each share of Series I Preferred Stock is convertible into Common Stock at an initial conversion price of $0.1613, or at an initial conversion rate of approximately 6,199.628 shares of Common Stock for each share of Series I Preferred Stock converted, subject to antidilution adjustments (subject to certain exceptions) and certain other adjustments as set forth in the Certificate of Designations, Preferences and Rights of Series I Preferred Stock of the Company listed as Exhibit H hereto (the “Series I Certificate of Designation”).

Pursuant to an Agreement and Plan of Merger dated as of March 30, 2004 (listed as Exhibit G hereto, the “Merger Agreement”), among the Company, DE Merger Sub, Inc. (“DE Sub”) and Symposium Omega, Inc. (“Symposium”), DE Sub was merged with and into Symposium with Symposium surviving as a wholly-owned subsidiary of the Company. Under the terms of this Merger Agreement, as of the effective date of such agreement, the shares of common stock of Symposium were automatically converted into Series J Participating Convertible Preferred Stock of the Company, par value $0.001 (the “Series J Preferred Stock”). BCP and BCPQPF previously held 200 shares of common stock of Symposium, all of which was converted into 200 shares of Series J Preferred Stock of the Company.

Upon the satisfaction of the conditions to close set forth in the Merger Agreement, on March 30, 2004, BCP received 24 shares of Series J Preferred Stock in exchange for 24 shares of Symposium common stock; and BCPQPF received 176 shares of Series J Preferred Stock in exchange for 176 shares of Symposium common stock. The consideration paid by each Reporting Person for each foregoing purchase price was paid solely in exchange for all of the shares of Symposium common stock held by such Reporting Person. No part of the purchase price was borrowed by such Reporting Persons for the purpose of acquiring such securities.

Each share of Series J Preferred Stock will be convertible into Common Stock at an initial conversion price of $0.16130000, or at an initial conversion rate of approximately 30,998.15 shares of Common Stock for each share of Series J Preferred Stock converted.

All such conversion ratios are subject to antidilution adjustments (subject to certain exceptions) and certain other adjustments as set forth in the Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights and Qualifications, Limitations and Restrictions of Series J Preferred Stock of the Company listed as Exhibit I hereto (the “Series J Certificate of Designation”).

This Item 3 (and the other Items of this statement) does not provide a complete description of the Merger Agreement, the Series I Certificate of Designation or the Series J Certificate of Designation and each such description is qualified in its entirety by reference to the respective agreement or document, which are listed as Exhibits G, H and I hereto respectively.

Item 4.	Purpose of Transaction
The last seven paragraphs contained in Item 4 are hereby deleted and replaced by the following:

Series I Preferred Stock. BCP and BCPQPF each received shares of Series I Preferred Stock upon conversion of shares of Symposium Gamma common stock pursuant to the Symposium Gamma Agreement all as described in Item 3 above. As a condition to the consummation of the merger under the Symposium Gamma Agreement, the Company was obligated to file the Series I Certificate of Designation, which provides that the Series I Preferred Stock has certain “weighted average” antidilution protection with respect to the conversion price of the Series I Preferred Stock and certain liquidation, conversion and voting rights. Descriptions of such rights contained herein are qualified in their entirety by reference to the Series I Certificate of Designation listed as Exhibit H hereto.

Series I Certificate of Designation – Conversion of Series I Preferred Stock. Pursuant to the Series I Certificate of Designation, all of the shares of Series I Preferred Stock shall be automatically converted into Common Stock upon the public offering by the Company of its Common Stock in which the cash proceeds are at least $50,000,000. The Series I Preferred

Stock may also be converted at the election of each holder after the earlier of June 30, 2004 and the date on which the Company files an amendment to its Certificate of Incorporation amending the terms of each sub-series of Series G Preferred Stock providing that the issuance of shares of Series I Preferred Stock or the conversion of such shares into Common Stock shall not be deemed an issuance of “Additional Shares of Common Stock” as that term is defined in the Certificate of Designations, Preferences and Rights of such sub-series of Series G Preferred Stock.

Series I Certificate of Designation – Dividends. In the event that any dividend or other distribution payable in cash or other property is declared on the Common Stock or any security that is pari passu or junior to the Series I Preferred Stock (other than dividends payable solely in shares of Common Stock), the shares of Series I Preferred Stock shall be entitled to receive an amount equal per share (on an as-if converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock or other security that is pari passu or junior to the Series I Preferred Stock. As of the date hereof, there are no dividends declared on the Series I Preferred Stock.

Series I Certificate of Designation – Voting. As set forth in the Series I Certificate of Designation, and except as otherwise provided by applicable law, the holders of Series I Preferred Stock (i) shall be entitled to vote with the holders of Common Stock on all matters submitted for a vote of holders of Common Stock and (ii) shall be entitled to one vote for each share of Common Stock such holder of Series I Preferred Stock would receive upon conversion of such share of Series I Preferred Stock into Common Stock.

Series I Certificate of Designation – Liquidation Preference. In the event of the Company’s liquidation, dissolution or winding up or upon a merger or acquisition of the Company by another company or person or any other change in control transaction, the holders of the Series I Preferred Stock will be entitled to a primary liquidation preference before any amounts are paid to the holders of Common Stock or any other equity securities of the Company (other than the primary liquidation preference of the Series F Preferred Stock, the primary liquidation preference of the Series G Preferred Stock and the primary liquidation preference of the Series J Preferred Stock, each of which liquidation preference shall be pari passu with the primary liquidation preference of the Series I Preferred Stock). The primary liquidation preference of the Series I Preferred Stock is equal to $1,000 per share. In addition, the holders of the Series I Preferred Stock will be entitled to a secondary liquidation preference before any additional amounts are paid to the holders of the Common Stock or any other equity securities of the Company (other than the primary liquidation preference of the Series H Preferred Stock, the secondary liquidation preference of the Series G Preferred Stock and the secondary liquidation preference of the Series J Preferred Stock, each of which liquidation preference shall be pari passu with the secondary liquidation preference of the Series I Preferred Stock). The secondary liquidation preference of the Series I Preferred Stock is equal to $2,000 per share. In addition, the holders of the Series I Preferred Stock shall participate with the holders of the Common Stock, Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock and Series J Preferred Stock ratably on an as-converted basis, in the distribution of the remaining assets of the Company available for distribution.

Series J Preferred Stock. The Company entered into the Merger Agreement, pursuant to which the Company issued, and each of BCP and BCPQPF received, the number of shares of Series J Preferred Stock as described in Item 3 above. As a condition to the closing under the Merger Agreement, the Company is obligated to file the Series J Certificate of Designation, which provides that the Series J Preferred Stock has certain “weighted average” antidilution protection with respect to the conversion price of such Series J Preferred Stock and certain liquidation, conversion and voting rights. Descriptions of such rights contained herein are qualified in their entirety by reference to the Series J Certificate of Designation listed as Exhibit I hereto.

Certificate of Designations - Conversion of Series J Preferred Stock. Pursuant to the Series J Certificate of Designations, all of the shares of Series J Preferred Stock shall be automatically converted into Common Stock upon the public offering by the Company of its Common Stock in which the cash proceeds are at least $50,000,000. The Series J Preferred Stock may also be converted at any time at the election of each holder.

Certificate of Designations - Dividends. In the event that any dividend or other distribution payable in cash or other property is declared on the Common Stock or any security that is pari passu or junior to the Series J Preferred Stock (other than dividends payable solely in shares of Common Stock), the shares of Series J Preferred Stock shall be entitled to receive an amount equal per share (on an as-if converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock or other security that is pari passu or junior to the Series J Preferred Stock. As of the date hereof, there are no dividends declared on the Series J Preferred Stock.

Certificate of Designations - Voting. As set forth in the Series J Certificate of Designations, and except as otherwise provided by applicable law, the holders of Series J Preferred Stock (i) shall be entitled to vote with the holders of Common Stock on all matters submitted for a vote of holders of Common Stock except for a vote with respect to the election of directors and (ii) shall be entitled to one vote for each share of Common Stock such holder of Series J Preferred Stock would receive upon conversion of such share of Series J Preferred Stock into Common Stock.

Certificates of Designations - Liquidation Preference. In the event of the Company’s liquidation, dissolution or winding up or upon a merger or acquisition of the Company by another company or person or any other change in control transaction, the holders of the Series J Preferred Stock will be entitled to a primary liquidation preference before any amounts are paid to the holders of Common Stock or any other equity securities of the Company (other than the primary liquidation preference of the Series F Participating Convertible Preferred Stock, Series G Participating Convertible Preferred Stock, Series H Participating Convertible Preferred Stock and Series I Participating Convertible Preferred Stock (collectively, the “Other Preferred Stock”), which liquidation preference shall be pari passu with the primary liquidation preference of the Series J Preferred Stock). The primary liquidation preference of the Series J Preferred Stock is equal to the amount originally paid for the Series J Preferred Stock, or $5,000 per share. In addition, the holders of the Series J Preferred Stock will be entitled to a secondary liquidation preference before any additional amounts are paid to the holders of the Common Stock or any other equity securities of the Company (other than the primary liquidation preference of the Other Preferred Stock, which liquidation preference shall be pari passu with the secondary liquidation preference of the Series J Preferred Stock). The secondary liquidation preference of the Series J Preferred Stock is equal to $10,000 per share. In addition, the holders of the Series J Preferred Stock shall participate with the holders of the Common Stock and the Other Preferred Stock.

Stockholders Agreement - Board Representation. In connection with, and pursuant to, the Merger Agreement, BCP and BCPQPF entered into a Third Amended and Restated Stockholders Agreement, dated as of March 30, 2004, by and among the Company and certain stockholders of the Company (the “Stockholders Agreement”), listed as Exhibit J hereto. Pursuant to the terms of Stockholders Agreement, certain investors are entitled to nominate persons to the Board of Directors of the Company, and each of the stockholders that are a party to the Stockholders Agreement agree to vote his or its shares of Common Stock to elect such persons to the Board of Directors of the Company. BCP (and its affiliated funds) is entitled to nominate one member to the current eight member Board of Directors of the Company and such designee on the Board of Directors is currently Steven D. Brooks.

Stockholders Agreement - Protective Provisions. Pursuant to the terms of the Stockholders Agreement, the Company may not, without first obtaining the approval of the holders of not less than two-thirds (2/3) of the issued and outstanding shares of Series G Preferred Stock, Series I Preferred Stock and Series J Preferred Stock, voting together as a single class, (i) designate, authorize, create, issue, sell, redeem or repurchase shares of any class or series of capital stock, (ii) declare or pay any dividends or make any distributions with respect to any outstanding equity securities, (iii) approve the merger, consolidation, dissolution or liquidation of the Company or any subsidiary, (iv) increase of decrease the number of authorized shares of Common Stock or preferred stock of the Company, (v) sell all or substantially all of the assets of the Company and its subsidiaries, (vi) cause a material change in the nature of the business or strategic direction of the Company and its subsidiaries, (vii) approve the filing for bankruptcy or any decision not to take action to prevent a filing for bankruptcy or oppose an involuntary filing for bankruptcy, (viii) approve the establishment and maintenance of an Executive Committee of the Board of Directors or increase or decrease the number of directors composing the Board of Directors or (ix) amend, repeal or modify any provision of the Company’s certificate of incorporation in a manner that adversely affects the rights, powers or preferences of the Preferred Stock.

Stockholders Agreement – Right of First Offer With Respect to Additional Issuances of Securities by the Company . Pursuant to the terms of the Stockholders Agreement, the Company is obligated to offer any additional sales or other issuances of securities of the Company first to the stockholders who are a party to the Stockholders Agreement and hold at least a certain number of shares of preferred stock of the Company as set forth in the Stockholders Agreement. As of the date hereof, BCP (and its affiliated funds) is entitled to such right to first offer.

Stockholders Agreement – Right of First Refusal and Right of Participation With Respect to Stock Held by David Schaeffer. Pursuant to the terms of the Stockholders Agreement, the stockholders who are a party to the Stockholders Agreement have a right of first refusal and a right of participation with respect to certain dispositions of securities held by David Schaeffer.

Registration Rights Agreement - Registration of Shares of Common Stock for Resale. In connection with, and pursuant to, the Merger Agreement, BCP and BCPQPF entered into a Fourth Amended and Restated Registration Rights Agreement with the Company and certain other investors, dated as of March 30, 2004 (the “Registration Rights Agreement”), listed as Exhibit K hereto. Pursuant to the terms of the Registration Rights Agreement, at any time after the earlier of (i) the date which is three years after the date of the Registration Rights Agreement and (ii) the date that is 6 months after the first public offering of securities of the Company after the date of the Registration Rights Agreement, the holders of more than 50% of the Common Stock issued or issuable upon the conversion of the Preferred Stock (or otherwise distributed in respect of the Series Preferred Stock) may request the Company to register the Common Stock issued or issuable upon the conversion of the referred Stock (or otherwise distributed in respect of the Preferred Stock).

The foregoing summary of the Merger Agreement, the Series I Certificate of Designation, the Series J Certificate of Designation, the Stockholders Agreement and the Registration Rights Agreement and the agreements and transactions contemplated thereby is qualified in its entirety by reference to the Merger Agreement, the Series I Certificate of Designation, the Series J Certificate of Designation, the Stockholders Agreement and the Registration Rights Agreement, listed as Exhibits G, H, I, J and K hereto, respectively, and incorporated herein by reference.

Except as set forth above in this statement, none of the Reporting Persons has any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) and (b)      The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 14,300,575 shares of Common Stock outstanding as of March 30, 2004, plus 68,199,901 shares of Common Stock issuable upon the conversion of the Series F Preferred Stock, 254,942,365 shares of Common Stock issuable upon conversion of the Series G Preferred Stock, 41,180,769 shares of Common Stock issuable upon conversion of the Series H Preferred Stock, 15,962,585 shares of Common Stock issuable upon conversion of the Series I Preferred Stock, and 120,605,215 shares of Common Stock issuable upon conversion of the Series J Preferred Stock, all as reported by the Company to the Reporting Persons.

In order to provide accurate disclosure with respect to the percentage of Common Stock reported as beneficially owned by each of the Reporting Persons, the percentage beneficially owned by each Reporting Person was calculated on a fully diluted, as converted basis of all of the Company’s issued and outstanding Series F Preferred Stock and Series G Preferred Stock including shares held by third parties. In the interests of full disclosure, if such percentage for each Reporting Person was based solely on the Common Stock outstanding plus the shares of Common Stock issuable upon conversion of the Preferred Stock deemed to be beneficially owned by such Reporting Person, the percentages would be as follows: 25.30% for BCP, 72.00% for BCPQPF, 3.77% for BCPAF, 0.01% for BCPSBS, 74.68% for BCPM, BCI Holdings and Broadview Holdings and 74.97% for each of the Partners.

Amounts shown as beneficially owned by each of BCPM, BCI Holdings and Broadview Holdings include (i) 745,908 shares of Common Stock directly owned by BCPQPF, (ii) 34,114,828 shares of Common Stock into which the shares of Preferred Stock purchased by BCPQPF may be initially converted, (iii) 103,065 shares of Common Stock directly owned by BCP and (iv) 4,705,760 shares of Common Stock into which the shares of Preferred Stock purchased by BCP may be initially converted.

Amounts shown as beneficially owned by each of the Partners include (i) 745,908 shares of Common Stock directly owned by BCPQPF, (ii) 34,114,828 shares of Common Stock into which the shares of Preferred Stock purchased by BCPQPF may be initially converted, (iii) 103,065 shares of Common Stock directly owned by BCP, (iv) 4,705,760 shares of Common Stock into which the shares of Preferred Stock purchased by BCP may be initially converted, (v) 18,853 shares of Common Stock directly owned by BCPAF, (vi) 541,242 shares of Common Stock into which the shares of Preferred Stock purchased by BCPAF may initially be converted, and (vii) 1,184 shares of Common Stock directly owned by BCPSBS.

By virtue of their potential status as a “group” with the stockholders of the Company that are parties to the Stockholders Agreement (which stockholders are set forth in Item 6 below) due to the voting agreement with respect to the appointment of directors set forth in the Stockholders Agreement, for purposes of Rule 13d-5, each of the Reporting Persons may be deemed to have shared voting and dispositive power over the shares owned by such stockholders. Except to the extent explicitly set forth herein, neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this statement for the purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and such beneficial ownership is expressly disclaimed.

Please see Items 7, 8, 9, 10, 11, and 13 for each cover sheet for each Reporting Person.
(c) Except as set forth in Item 4 above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d)      Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit A, with respect to the joint filing of this statement and any amendment or amendments hereto.

The Merger Agreement was entered into as of March 30, 2004. Certain terms and conditions of the Merger Agreement and the Certificates of Designations are described in Items 3 - 5 above.

The Stockholders Agreement was entered into as of March 30, 2004 by the Company, BNP Europe Telecom & Media Fund II, LP, Natio Vie Developpement 3, FC PR, Oak Investment Partners IX, Limited Partnership, Oak IX Affiliates Fund, Limited Partnership, Oak Investment Partners Affiliates Fund – A, Jerusalem Venture Partners III, L.P., Jerusalem Venture Partners III (Israel), L.P., Jerusalem Venture Partners Entrepreneurs Fund III, L.P., Jerusalem Venture Partners IV, L.P., Jerusalem Venture Partners IV (Israel), L.P., Jerusalem Venture Partners IV – A, L.P., Jerusalem Venture Partners Entrepreneurs Fund IV, L.P., Worldview Technology Partners III, L.P., Worldview Technology International III, L.P., Worldview Strategic Partners III, L.P., Worldview III Carrier Fund, L.P., Worldview Technology Partners IV, L.P., Worldview Technology International IV, L.P., Worldview Strategic Partners IV, L.P., Broadview Capital Partners L.P., Broadview Capital Partners Qualified Purchaser Fund L.P., Boulder Ventures IV, L.P., Boulder Ventures IV (Annex), L.P., NAS Partners I L.L.C., Nassau Capital Partners IV, L.P., David Schaeffer and certain other stockholders are a party to the Stockholders Agreement. Certain terms and conditions of the Stockholders Agreement are described in Item 4 above.

The Registration Rights Agreement was entered into as of March 30, 2004. Certain terms and conditions of the Registration Rights Agreement are described in Item 4 above.

Item 7.	Material to Be Filed as Exhibits
Exhibit A	Agreement of Reporting Persons, dated April 20, 2004, among the Reporting Persons.
Exhibit G

Agreement and Plan of Merger, dated as of March 30, 2004, by and among the Company and the investors named therein (filed as Exhibit 2.6 to the 10-K filed with the Commission on March 30, 2004, and incorporated herein by reference).

Exhibit H

Certificate of Designations, Preferences and Relative, Participating, Optional and other Special Rights and Qualifications, Limitations and Restrictions of Series I Participating Convertible Preferred Stock of the Company (filed as Exhibit 3.5 to the 10-K filed with the Commission by the Company on March 30, 2004, and incorporated herein by reference).

Exhibit I

Corrected Certificate of Designations, Preferences and Relative, Participating, Optional and other Special Rights and Qualifications, Limitations and Restrictions of Series J Participating Convertible Preferred Stock of the Company (filed as Exhibit 3.7 to the 10-K filed with the Commission by the Company on March 30, 2004, and incorporated herein by reference).

Exhibit J

Third Amended and Restated Stockholders Agreement, dated as of March 20, 2004, by and among the Company and the stockholders named therein (filed as Exhibit 10.1 to the 10-K filed with the Commission on March 30, 2004, and incorporated herein by reference).

Exhibit K

Fourth Amended and Restated Registration Rights Agreement, dated as of March 30, 2004, by and among the Company and the stockholders named therein (filed as Exhibit 10.2 to the 10-K filed with the Commission on March 30, 2004, and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2004

Entities:

Broadview Capital Partners L.P.

By:	Broadview Capital Partners Management LLC
Its:	General Partner

By:	/s/ David J. Kapnick
David J. Kapnick
Chief Financial Officer

Broadview Capital Partners Qualified Purchaser Fund L.P.

By:	Broadview Capital Partners Management LLC
Its:	General Partner

By:	/s/ David J. Kapnick
David J. Kapnick
Chief Financial Officer

Broadview Capital Partners Affiliates Fund LLC

By:	Broadview Capital LLC
Its:	Manager

By:	/s/ David J. Kapnick
David J. Kapnick
Chief Financial Officer

Broadview BCPSBS Fund L.P.

By:	Broadview BCPSBS Fund LLC
Its:	Manager

By:	/s/ David J. Kapnick
David J. Kapnick
Attorney-in-Fact

Broadview Capital Partners Management LLC

By:	/s/ David J. Kapnick
David J. Kapnick
Chief Financial Officer

BCI Holdings, L.P.

By:	Broadview Holdings LLP
Its:	General Partner

By:	/s/ David J. Kapnick
David J. Kapnick
Attorney-in-Fact

Broadview Holdings LLP

By:	/s/ David J. Kapnick
David J. Kapnick
Attorney-in-Fact

Individuals:

Steven D. Brooks
Stephen J. Bachmann
Paul F. Deninger

By:	/s/ David J. Kapnick
David J. Kapnick,
Attorney-in-Fact for the above-listed individuals

INDEX TO EXHIBITS

EXHIBIT A	Agreement of Reporting Persons, dated April 20, 2004, among the Reporting Persons.

EXHIBIT G

Agreement and Plan of Merger, dated as of March 30, 2004, by and among the Company and the investors named therein (filed as Exhibit 2.6 to the 10-K filed with the Commission on March 30, 2004, and incorporated herein by reference).

EXHIBIT H

Certificate of Designations, Preferences and Relative, Participating, Optional and other Special Rights and Qualifications, Limitations and Restrictions of Series I Participating Convertible Preferred Stock of the Company (filed as Exhibit 3.5 to the 10-K filed with the Commission by the Company on March 30, 2004, and incorporated herein by reference).

EXHIBIT I

Corrected Certificate of Designations, Preferences and Relative, Participating, Optional and other Special Rights and Qualifications, Limitations and Restrictions of Series J Participating Convertible Preferred Stock of the Company (filed as Exhibit 3.7 to the 10-K filed with the Commission by the Company on March 30, 2004, and incorporated herein by reference).

EXHIBIT J

Third Amended and Restated Stockholders Agreement, dated as of March 20, 2004, by and among the Company and the stockholders named therein (filed as Exhibit 10.1 to the 10-K filed with the Commission on March 30, 2004, and incorporated herein by reference).

EXHIBIT K

Fourth Amended and Restated Registration Rights Agreement, dated as of March 30, 2004, by and among the Company and the stockholders named therein (filed as Exhibit 10.2 to the 10-K filed with the Commission on March 30, 2004, and incorporated herein by reference).